                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                FORM N-17f-1                        -------------------------------
                                                                             OMB APPROVAL
           Certificate of Accounting of Securities and Similar      -------------------------------
              Investments of a Management Investment Company        OMB Number:           3235-0359
                      in the Custody of Members of                  Expires:          June 30, 1997
                      National Securities Exchanges                 Estimated average burden
                                                                    hours per response.........0.05
                   Pursuant to Rule 17f-1 [17 CFR 270.17f-1]        -------------------------------

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1. Investment Company Act File Number:       Date examination completed:

801-811-6727                                 July 14, 1999
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2. State identification Number:

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AL             AK               AZ          AR             CA             CO
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CT             DE               DC          FL             GA             HI
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ID             IL               IN          IA             KS             KY
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LA             ME               MD          MA             MI             MN
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MS             MO               MT          NE             NV             NH
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NJ             NM               NY          NC             ND             OH
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OK             OR               PA          RI             SC             SD
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TN             TX C41002-003-02 UT          VT             VA             WA
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WV             WI               WY          PUERTO RICO
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Other (specify):
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

3. Exact name of investment company as specified in registration statement:
   Dominion Funds, Inc.
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4. Name under which business is conducted, if different from above:
   Dominion Insight Growth Fund
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5. Address of principal place of business: (number, street, city, state, zip code):
   5000 Quorum Drive, Suite 620, Dallas, Texas  75240
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  INSTRUCTIONS

  This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

  INVESTMENT COMPANY

  1.  All items must be completed by the investment company.

  2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

  ACCOUNTANT

  3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

           THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

  Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Office of Information Technology, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6004 and Clearance Officer for the SEC, Office of Management and Budget, Room 3208 New Executive Officer Building, Washington, D.C. 20549.

                                                                   SEC 205(8-95)

                         DOMINION INSIGHT GROWTH FUND

                Certificate of Accounting of Securities in the
            Custody of a Member of a National Securities Exchange.

                           As of June 30, 1999 and
                       for the three months then ended

                     [LETTERHEAD OF KINDER & WYMAN, P.C.]

                      REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Dominion Insight Growth Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Dominion Insight Growth Fund's (Fund) compliance with the requirements of subsection (b) (1) of Rule 17f-1 of the Investment Company Act of 1940 ("the Act") as of June 30, 1999 with respect to securities and similar investments reflected in the investment account of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1999 and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 1999 (the date of last examination) through June 30, 1999:

              Confirmation of all securities and similar investments held by May Financial Corporation (Custodian) in book entry form;

              Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

              Agreement of 31 security and/or investment purchases (100%) and 35 security and/or investment sales or maturities (100%) since our last examination from the books and records of the Fund to broker confirmations or broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Dominion Insight Growth Fund was in compliance with the requirements of subsection (b)(1) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 1999 with respect to securities and similar investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dominion Insight Growth Fund and the Securities and Exchange Commission and should not be used for any other purpose.


                                       /s/ KINDER & WYMAN
                                       KINDER & WYMAN, P.C.


Irving, Texas
July 14, 1999

                  [LETTERHEAD OF THE DOMINION COMPANIES, INC.]


                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Dominion Insight Growth Fund (Fund), a portfolio of Dominion Funds, Inc., are responsible for complying with the requirements of subsection (b)(1) of Rule 17f-1, "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b)(1) of Rule 17f-1 as of June 30, 1999, and from April 1, 1999 through June 30, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsection (b)(1) of Rule 17f-1 of the Investments Company Act of 1940 as of June 30, 1999, and from April 1, 1999 through June 30, 1999 with respect to securities and similar investments reflected in the investment account of the Fund.

We have made available to you all financial and related data. There are no material transactions which have not been properly recorded in the Fund's books and records.

DOMINION FUNDS, INC.

By:

/s/ Douglas W. Powell                  /s/ C. Dewey Elliot, III
Douglas W. Powell                      C. Dewey Elliot, III
Chief Executive Officer                President
July 14, 1999                          July 14, 1999